FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

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PROXY STATEMENT

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ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Formula Systems (1985) Ltd. (the “Company”) will be held on Thursday, October 29, 2009 at 11:00 a.m., at the offices of the Company, 3 Abba Eban Blvd., Herzlia, Israel, for the following purposes:

(1)

To elect 5 (five) directors to the Board of Directors of the Company each to hold office until the next annual general meeting (in addition to the 2 (two) outside directors currently serving on the Board);

(2)

To reappoint Dr. Ronnie Vinkler and Mr. Ofer Lavie, the Company's two outside directors, for an additional three-year term;

(3)

To reappoint BDO Ziv & Haft as the Company’s independent auditor and to authorize the Board of Directors to delegate to the Audit Committee of the Board of Directors the authority to fix their remuneration; and

(4)

To consider the Consolidated Financial Statements of the Company for the years ended December 31, 2007 and 2008.

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

Shareholders of record at the close of business on October 1, 2009 (the “Record Date”), are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

 Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and to return it promptly in the pre-addressed, stamped envelope provided. In the event that proxies are sent directly to the Company, they must be received at least 48 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting, unless the Chairman of the Meeting waives such requirement.

If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel-Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Nir Feller, together with a proof of ownership ("ishur baalut"), as of the Record Date, issued by his broker. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Shares, and for this purpose seniority will be determined by the order in which the names were registered in the Company’s Registrar of Members.

By Order of the Board of Directors,

September 23, 2009

Guy Bernstein

Herzlia, Israel

         Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

3 Abba Eban Blvd., Herzlia, 46725, Israel

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PROXY STATEMENT

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 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the “Ordinary Shares”), of Formula Systems (1985) Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, October 29, 2009 at 11:00 a.m., Israel time, at the offices of the Company, 3 Abba E ban Blvd., Herzlia, Israel.

SOLICATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder's shares are held via the Company's Israeli registrar for trading on the Tel-Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to the offices of the Company at 3 Abba Eban Blvd., Herzlia, Israel, Attention: Nir Feller, together with a proof of ownership ("ishur baalut"), as of the Record Date, as defined bellow, issued by his broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting.

Proxies are being distributed to shareholders on or about September 24, 2009. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, emails, telegram, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company has, authorized and outstanding, one class of equity securities, designated Ordinary Shares, nominal value of NIS 1.00 per share. The Company had outstanding on September 17, 2009, 13,200,000 Ordinary Shares, which do not include 24,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 13,200,000 outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting. Only shareholders of record at the close of business on October 1, 2009 (the “Record Date”), will be entitled to notice of, and to vote at the Meeting

The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two (2) members present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best of the Company's knowledge, as of September 17, 2009, concerning the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own more than 5% of the Company’s Ordinary Shares; and (ii) all directors and officers of the Company as a group.

Name and Address	Shares Beneficially Owned	Percent of Class (1)
Emblaze Ltd.(2)	6,687,642 (3)	50.6%
Menora Mivtachim Holdings Ltd.(4)	1,272,568 (5)	9.6%
Clal Insurance Enterprises Holdings Ltd. (6)	1,202,967 (7)	9.1%
All directors and officers as a group (8)	*	*

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(1)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of September 17, 2009, are treated as outstanding only for the purposes of determining the percent owned by such person or group. Percentages in the above table are based on 13,200,000 ordinary shares outstanding as of September 17, 2009.

(2)

In November 2006, Emblaze Ltd. ("Emblaze"), purchased from FIMGold LP all of its shareholdings in Formula, i.e. 33.4% of our outstanding share capital. Since then and until September 17, 2009, Emblaze purchased additional shares of Formula in the open market and in privately negotiated transactions, bringing its holdings in Formula to 50.6%. Emblaze is a public company traded on the main list of the London Stock Exchange. The major shareholders of Emblaze, based on publicly available and other information (i.e., persons that hold 5% or more of the share capital of the Emblaze) are Naftali Shani, the chairman of the board of directors of  Emblaze (who holds approximately 13.9% of the outstanding share capital of Emblaze), Eli Reifman, president of Emblaze (who holds approximately 15.5% of the outstanding share capital of Emblaze), Fortissimo Capital Management Ltd. (that holds approximately 16% of the outstanding share capital of Emblaze), Schroders Plc (that holds approximately 15% of the outstanding share capital of Emblaze) and Donald Sturm (who holds approximately 8.9% of the outstanding share capital of Emblaze).

(3)

Pursuant to Amendment No. 5 to Schedule 13D filed on July 9, 2009.

(4)

Menora Mivtachim Holdings Ltd. is a holding company publicly-traded on the TASE. 61.9% of Menora Mivtachim Holding's outstanding shares are held, directly and indirectly, by Menachem Gurevitch, and 38.1% are held by the public.

(5)

Pursuant to Amendment No. 3 to Schedule 13D filed on June 1, 2009.

(6)

Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. The controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (57.5%) and Bank Hapoalim Ltd. holds a 9.9% interest in Clal Insurance.

(7)

Pursuant to Schedule 13G/A filed on February 13, 2009, of the 1,202,967 shares reported as beneficially owned by Clal Insurance (i) 1,202,265 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 702 shares are held by third-party client accounts managed by Clal Finance Batucha Investment Management Ltd., a wholly owned subsidiary of Clal Finance Ltd., as portfolio managers, which operates under independent management and makes investment decisions independent of Clal Insurance and Clal Finance.

(8)

Including options to purchase ordinary shares exercisable within 60 days of the date of this proxy statement, subject to certain conditions.

*

Less than 1%.

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

ITEM 1

ELECTION OF DIRECTORS

The Company’s Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three and not more than eleven), as may be fixed, from time to time, by the shareholders of the Company. The number of directors who currently serve as members of the Board of Directors is 7 (seven), of which 2 (two) are outside directors mandated under the Israel Companies Law, 1999 (the "Companies Law") as described below. The Board of Directors of the Company has nominated the 5 (five) persons named below for appointment as directors to serve for a period ending on the next annual meeting until their respective successors are duly elected and qualified, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the 5 (five) nominees named below as directors.

The following nominees, all of whom currently serve as directors of the Company and whose relevant information and professional background is provided below, have advised the Company that they will continue to serve as directors if re-elected.

Naftali Shani, age 59, has served as Chairman of the Company's Board of Directors since January 2009. Mr. Shani also serves as the Chairman of the Board of Directors of Emblaze, the Company's controlling shareholder. Prior to founding Emblaze, Mr. Shani served as General Manager of Bartrade Ltd., a subsidiary of Bank Leumi, one of Israel's leading banks and as General Manager of the Israeli Chemical Company, Pazchem. Prior thereto, Mr. Shani was the treasurer and controller of the Israeli Prime Minister's office. Mr. Shani holds a B.A. degree in economics.

Shimon Laor, age 40, has served as a director of the Company since November 2006.  He also served as a director of Emblaze and as its Chief Financial Officer from 1995 to 2000. Since then, he has been engaged in private business initiatives. Mr. Laor also serves as a director of Emblaze VCON Ltd., a partially-owned subsidiary of Emblaze. Prior to joining Emblaze in August 1995, Mr. Laor served as an economist at the head office foreign currency division of the First International Bank of Israel.  Mr. Laor holds a B.A. degree in economics and accounting from Tel Aviv University.

Tal Barnoach, age 46, has served as a director of the Company since November 2006.  Since 1994, Mr. Barnoach has served as Chairman and Chief Executive Officer of S.E.A. Multimedia. In addition, from 2002 to 2006, he served as the Chief Executive Officer of BeInSync, a company he co-founded in 2002. Mr. Barnoach also serves as the Executive Vice Chairman of zone IP of Emblaze. Since 1999, Mr. Barnoach has served as Chairman of Orca Interactive Ltd. Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Dafna Cohen, age 39, serves as an external director of XTL Biopharmaceuticals Ltd. From 2005 to 2009, Ms. Cohen served as director of investments and a treasurer of Emblaze. Prior to that, Ms. Cohen served as a director of sales and marketing for institutional investors and insurance companies at Tamir-Fishman Asset Management. In addition, Ms. Cohen served as an investment manager for Leumi Partners (formally known as Leumi & Co.), an Investment house of Bank Leumi Group and as a department manager at the derivatives sector and a foreign securities dealer of Bank Leumi. Ms. Cohen holds an MBA and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Dr. Shlomo Nass, age 49, has served as a director of the Company since April 2003. Dr. Nass is also a member of the Company's audit committee. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a President of and a partner in I.G.B. – Israel Global Business, an investment group. Mr. Nass performed various public duties and serves as a director of I.G.B., IRS-TKB International Consultants Ltd., Mivnei Taasiya Ltd., TAO, N.M.C., Yuli Shukei Hon Ltd., The Azure Beach Development Company (Tel Aviv-Herzliya) Ltd., Shir Lak Ltd., M.D.K. Touch Ltd. and Haniman Enterprises Ltd. Mr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree, and a Ph.D degree in law, all from Bar-Ilan University. He is a certified public accountant in Israel and a member of the Israel Bar.

In addition to the above nominees, the Company has two additional directors, who qualify as “outside directors” as mandated by the Companies Law, and are proposed to be re-appointed at the Meeting for an additional 3-year term, as described in Item 2 below.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

"RESOLVED, to appoint Messrs. Naftali Shani, Shimon Laor, Tal Barnoach, Dafna Cohen and Shlomo Nass, as directors of the Company."

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2

 RE-APPOINTMENT OF OUTSIDE DIRECTORS

Under the Companies Law, the Company is required to have at least two outside directors. Dr. Ronnie Vinkler and Mr. Ofer Lavie currently serve as outside directors of the Company, and their term of service terminates on March 10, 2010.

Dr. Ronnie Vinkler, age 63, has served as an outside director of the Company and a member of the Company's audit committee since March 2007. Dr. Vinkler is an independent business development and management analysis consultant.  Dr. Vinkler also serves as a director of Kaman Capital Ltd. In 2002 and 2003, Dr. Vinkler served as general manager of Icom Mobile (Israel).  From 2000 to 2002, he served as general manager of B.I.S. Advanced Software Solutions Ltd. Since 2003, Dr. Vinkler has been in charge of business development with several companies like Tesnet, Aman Computers and more. Dr. Vinkler holds a B.Sc. degree in aeronautical engineering and industrial engineering and management from the Technion, Israel Institute of Technology, and a M.Sc. and Ph.D in aeronautical engineering from Caltech, California Institute of Technology.

Ofer Lavie, age 64, has served as an outside director of the Company and a member of the Company's audit committee since March 2007. Mr. Lavie is an independent financial business development consultant. From 1999 to 2005, Mr. Lavie served as the Chief Financial Officer of Metalink Ltd., a public company listed on the NASDAQ Global Market and the TASE. Mr. Lavie also serves as a director of Yozma Pension Fund for Self Employed Ltd., a Migdal Group fund, and of Alpa Cosmetics Ltd. Mr. Lavie also serves as an outside director of Procognia (Israel) Ltd., a public company traded on the TASE and Shaniv Paper Industries Ltd. In addition, Mr. Lavie serves as the Chief Executive Officer of the Education Center in the CFO Forum in Israel Mr. Lavie holds a B.Sc. degree in economics from Tel Aviv University.

Pursuant to the Companies Law, all outside directors must have financial and accounting expertise or professional qualifications, and at least one outside director must have financial and accounting expertise. The terms “financial and accounting expertise” and “professional qualifications” are defined in regulations promulgated under the Companies Law. Dr. Ronnie Vinkler is considered to have the required professional qualifications and Dr. Shlomo Nass has financial and accounting expertise.

Each of the Company's audit committee members (the two outside directors, Ronnie Vinkler and Ofer Lavie, as well as Shlomo Nass) qualifies as an independent director under the applicable NASDAQ rules and those of the SEC. The board has determined that Dr. Shlomo Nass is an “audit committee financial expert” as defined by applicable SEC regulations.

In accordance with the Companies Law, outside directors are appointed for a three-year term, and may be reappointed for an additional three-year term. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) 2000, dual listed companies, like the Company, may appoint an outside director for an additional three-year term above the six-year term permitted under the Companies Law.

The Company compensates its outside directors in accordance with the regulations promulgated under the Companies Law.

It is proposed that at the Annual General Meeting, the Company's two outside directors, Dr. Ronnie Vinkler and Mr. Ofer Lavie, each of which is serving as an outside director of the Company since March 11, 2007, be reappointed for an additional three-year term commencing on March 11, 2010, and until their successors are duly appointed and qualified.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to reappoint each of Dr. Ronnie Vinkler and Mr. Ofer Lavie as an outside director of the Company for an additional three-year term, ending on March 10, 2013.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as defined below), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

A “controlling shareholder” under the Companies Law, is defined as a shareholder who has the ability to direct the activity of a company, except for an ability that stems from the fulfillment of his or her duty as a director or as a holder of any other position at the company.

The Company’s Board of Directors (with Dr. Ronnie Vinkler and  Mr. Ofer Lavie abstaining) recommends that the shareholders vote “For” the reappointment of Dr. Ronnie Vinkler and  Mr. Ofer Lavie as outside directors of the Company. In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” this proposed resolution.

ITEM 3

REAPPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee and the Board of Directors of the Company have recommended the re-appointment of BDO Ziv & Haft, Certified Public Accountants (Israel), to serve as the Company's independent registered accounting firm until next year's annual general meeting. BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990. The shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the independent registered public accounting firm, as contemplated by the U.S Sarbanes-Oxley Act of 2002, as amended. Subject to the authorization of the shareholders, the remuneration of BDO Ziv & Haft will be fixed by the Audit Committee of the Company. With respect to the fiscal year 2007, the Company (including its subsidiaries) paid BDO Ziv & Haft approximately $617,000 for audit services, $150,000 for audit-related services and $96,000 for tax-related services. With respect to the fiscal year 2008, the Company (including its subsidiaries) paid BDO Ziv & Haft approximately $669,000 for audit services, $100,000 for audit-related services and $77,000 for tax-related services.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, to reappoint BDO Ziv & Haft as the Company's independent auditors until next year's annual general meeting; and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the fees paid to the Company's independent auditors.”

Adoption of this proposal requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4

CONSIDERATION OF CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the years ended December 31, 2007 and 2008 will be presented to the shareholders for consideration.

The Company's audited financial statements for the year ended December 31, 2007, are included in the annual report on form 20-F/A, which the Company filed with the Securities and Exchange Commission ("SEC") on December 29, 2008. The Company's audited financial statements for the year ended December 31, 2008, are included in the annual report on form 20-F, which the Company filed with the SEC on April 27, 2009. Shareholders may read and copy these reports without charge at the SEC's public reference room at 100 F. Street, N.E, Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

This item will not involve a vote of the shareholders. The Company will hold a discussion with respect to the Financial Statements at the Meeting.

OTHER BUSINESS

The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Guy Bernstein

Chief Executive Officer

Dated: September 23, 2009